Minutes of the Extraordinary General Stockholders' Meeting

DATE, TIME AND VENUE: On April 28, 2026, at 11:10 a.m., exclusively held online and remotely, via videoconference, in accordance with CVM Resolution No. 81/2022.

CHAIR: Álvaro Felipe Rizzi Rodrigues – Chairman; Bruno Henrique Barros de Moura – Secretary.

QUORUM: Stockholders representing 92,28% of common shares of the Company's capital stock.

LEGAL ATTENDANCE: Company's management members, members of the Supervisory Council and a representative of PricewaterhouseCoopers Auditores Independentes.

CALL NOTICE: The General Stockholders' Meeting was duly called, in accordance with the Call Notice published in O Estado de S. Paulo newspaper on March 28, 2026 (printed version: page B3 and digital version: page 01), on March 30, 2026 (printed version: page B11 and digital version: page 01), and on March 31, 2026 (printed version: page B5 and digital version: page 01).

REMOTE VOTING: The consolidating voting map summarized the votes cast remotely voting was disclosed and made available to the shareholders.

RESOLUTIONS ADOPTED:

1. Stockholders were informed that these minutes would be drafted in a summarized format.

2. The publication of the minutes omitting stockholders' signatures, in accordance with Article 130, paragraph 2, of Law No. 6,404/76, as amended ("Brazilian Corporate Law") was approved. The waiving of the reading of the "Consolidated Voting Map" and agenda-related documents was authorized, since said documents had already been widely disclosed and made available to stockholders and the market.

3. The Protocol and Justification of Merger ("Protocol and Justification") entered into on March 27, 2026 by the management bodies of the Company and representatives of **BANCO ITAUCARD S.A.** ("**ITAUCARD**") was approved, which establishes all the terms and conditions of the merger of **ITAUCARD** into the Company, by means of the transfer of all of its assets and its resulting dissolution. The Protocol and Justification is an integral part of these minutes as Attachment I ("Merger").

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

Relações com Investidores +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores itaú

Minutes of the Extraordinary General Stockholders' Meeting

4. The appointment and engagement of expert company PricewaterhouseCoopers Auditores Independentes Ltda. - PwC ("Appraiser"), with head office in the city and state of São Paulo (SP), at Avenida Brigadeiro Faria Lima, 3.732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, CEP 04538-132, enrolled in the Corporate Taxpayer's Registry (CNPJ/MF) under No. 61.562.112/0001-20 and in the Regional Accounting Council of the São Paulo State under No. 2SP000160/O-5 was ratified as the company responsible for preparing the appraisal report on the book net worth of **ITAUCARD** to be merged into the Company ("Appraisal Report") as of December 31, 2025 ("Merger Base Date").

5. The Appraisal Report prepared by the Appraiser based on the balance sheet drawn up on the Merger Base Date was approved to value **ITAUCARD** equity at fifty-one million, eight hundred and fifty-six thousand, two hundred and seventy-three reais and twenty-seven (R$51.856.273,27). The Appraisal Report is attached to the Protocol and Justification, which is an integral part of these minutes as Attachment I.

6. The merger of **ITAUCARD** into the Company was approved under the terms of the Protocol and Justification. As stated in the Protocol and Justification, taking into consideration that **ITAUCARD** is a wholly-owned subsidiary of the Company, the merger of **ITAUCARD** through the absorption of its total equity into the Company will not imply a capital increase or the issuance of new shares by the Company.

6.1. It was recorded that, upon completion of the merger, **ITAUCARD** will be definitively dissolved and all of its assets will be transferred to the **ITAÚ UNIBANCO HOLDING**, which, under the terms of the law, will succeed **ITAUCARD** in its assets, rights, properties, obligations, contingencies and responsibilities, on a universal basis and for all legal purposes. The **ITAÚ UNIBANCO HOLDING** will be responsible for keeping the accounting and corporate books and for cancelling the registration of **ITAUCARD** before the Federal Revenue Service and other bodies accordingly.

6.2. It was also recorded that the merger will be carried out after the prior approval from the Central Bank of Brazil ("BACEN"), and will come into effect on the last day of the month in which said previous approval is obtained, in compliance with Article 26, main paragraph, and paragraph 2, of Resolution No. 4,817/20 of the National Monetary Council. Once the merger is carried out, **ITAUCARD** will be definitely dissolved for any and all purposes and rights, in accordance with Article 219, item II, and Article 227 of Brazilian Corporate Law.

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

Relações com Investidores +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores

Minutes of the Extraordinary General Stockholders’ Meeting 6.3. As there are no minority stockholders in ITAUCARD nor an exchange ratio or capital increase in the Company, the provisions of Article 264 of the Brazilian Corporate Law will not apply. Additionally, nor will Articles 137 and 256 of the Brazilian Corporate Law apply, since ITAUCARD is a wholly-owned subsidiary of the ITAÚ UNIBANCO HOLDING. 7. The Company's management members were authorized, as provided for in its Bylaws, to perform any and all acts and execute all documents required for the implementation and formalization of the said approved resolutions, in accordance with the Protocol and Justification, as set forth in legislation in force. 8. It amended Article 3, head provision, of the Bylaws for the purpose of recording the new composition of the Company’s subscribed and paid-in share capital, following resolutions of the Board of Directors regarding the cancellation of shares and the increase of capital within the limit of the authorized capital. 9. An amendment to the Company's Bylaws was approved, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to sixty (60) members. 10. It consolidated the Corporate Bylaws to document the amendments approved in aforementioned items, which will be effective as initialed by the Chair, after the resolutions of this Meeting are ratified by the BACEN. REMOTE VOTING: The receipt of 306 remote voting forms was recorded in the period from 03/27/2026 and 04/24/2026 and then duly computed and consolidated in the final voting map. QUORUM FOR RESOLUTIONS: Resolutions were adopted by the majority of votes, as stated in the final voting map attached to these minutes detailing the percentages of approval, rejection and abstention on each matter resolved upon at the General Stockholders’ Meeting. DOCUMENTS FILED AT THE HEAD OFFICE: Opinion of the Supervisory Council, Board of Directors Proposal released on March 27, 2026, voting maps and votes cast by the Company's shareholders.

Minutes of the Extraordinary General Stockholders’ Meeting CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), April 28, 2026. (undersigned) Álvaro Felipe Rizzi Rodrigues – Chairman; Bruno Henrique Barros de Moura – Secretary. Gustavo Lopes Rodrigues Investor Relations Officer

ATTACHMENT I OF THE SUMMARIZED MINUTES OF THE EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF APRIL 28, 2026

PROTOCOL AND JUSTIFICATION OF THE MERGER OF BANCO ITAUCARD S.A. INTO ITAÚ UNIBANCO HOLDING S.A. By this Merger Protocol and Justification ("Protocol and Justification"), entered into in accordance with the provisions of Articles 224 and 225 of Law No. 6,404, of December 15, 1976 ("Brazilian Corporate Law"), and other applicable legal provisions, and in the due form of law, the parties qualified below: 1. BANCO ITAUCARD S.A., headquartered in the City and State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 7º andar, parte A, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer’s Registry (CNPJ) under No. 17.192.451/0001-70 and the Company Registry Identification Number (NIRE) No. 35300176871 ("ITAUCARD"), herein represented by its undersigned Officers; 2. ITAÚ UNIBANCO HOLDING S.A., headquartered in the City and State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, No. 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, enrolled with the Corporate Taxpayer’s Registry (CNPJ) under No. 60.872.504/0001-23 and with the Company Registry Identification Number (NIRE) No. 35300010230 ("ITAÚ UNIBANCO HOLDING"), herein represented by its undersigned Officers; ITAUCARD and ITAÚ UNIBANCO HOLDING, hereinafter jointly referred to as the "Companies" or the "Parties". WHEREAS: (i) Itaú Unibanco Conglomerate has continuously sought to rationalize the use of its resources and optimize its structures and businesses, with a view to providing greater efficiency and return on invested capital to its shareholders. Accordingly, on February 26, 2026, ITAÚ UNIBANCO HOLDING’s Board of Directors approved the proposal for a corporate restructuring for the merger of ITAUCARD into ITAÚ UNIBANCO HOLDING as further detailed below ("Merger" or "Transaction"). The purpose of the Merger is to transfer to ITAÚ UNIBANCO HOLDING the remaining assets and liabilities of ITAUCARD, which is no longer an operating company. (ii) (a) in 2022, most of the activities carried out by ITAUCARD were transferred to ITAÚ UNIBANCO HOLDING, and (b) in 2024, certain remaining activities ITAUCARD related to payment accounts were transferred to ITAÚ UNIBANCO S.A. Therefore, based on studies conducted, the definitive merger of ITAUCARD into ITAÚ UNIBANCO HOLDING is convenient and more efficient from a structural standpoint. (iii) currently ITAUCARD is fully directly held by ITAÚ UNIBANCO HOLDING.

THE PARTIES HERE TO AGREE to execute this Protocol and Statement of Reasons, which will be ruled by the following terms and conditions: 1. REASONS AND PURPOSES OF THE TRANSACTION AND THE COMPANIES’ INTEREST IN ITS IMPLEMENTATION 1.1. After studies about the convenience of the Transaction and based on the arguments included in the recitals above, the Companies’ management members have concluded that the restructuring will fully meet Itaú Unibanco Conglomerate’s interests. 1.2. The purpose of ITAUCARD Merger is to seek greater synergy among the companies and activities of the Itaú Unibanco Conglomerate for the purpose of streamlining costs and achieving more efficiency. 1.3. The Merger will result in the dissolution of ITAUCARD and the absorption of its assets by ITAÚ UNIBANCO HOLDING, leading to the reduction of its maintenance costs and thus providing the rationalization of its administrative and commercial activities and the improvement of the corporate structure to which the Companies are linked. 1.4. We take this opportunity to clarify that ITAÚ UNIBANCO HOLDING is a multiple bank authorized to operate by the Central Bank of Brazil (“BACEN”), the reason why it has a corporate purpose that is appropriate for carrying out the activities to be transferred by ITAUCARD. 2. APPRAISAL CRITERIA, BASE DATE AND TREATMENT GIVEN TO SUBSEQUENT CHANGES IN EQUITY 2.1. ITAUCARD’s equity to be merged into ITAÚ UNIBANCO HOLDING will be appraised at book net worth, based on ITAUCARD’s balance sheet as of December 31, 2025 (“Merger Base Date”). 2.2. Expert company PricewaterhouseCoopers Auditores Independentes Ltda. (“PWC”), headquartered in the City and State of São Paulo, at Avenida Brigadeiro Faria Lima, 3,732, 16º andar, partes 1 e 6, Adalmiro Dellape Baptista Building B32, Itaim Bibi, CEP 04538- 132, registered with the Corporate Taxpayer’s Registry (CNPJ) under No. 61.562.112/0001-20, Registered Accounting Council of the State of São Paulo under No. 2SP000160/O-5, has been hired to appraise ITAUCARD’s book net worth to be merged into ITAÚ UNIBANCO HOLDING, based on the balance sheet as of the Merger Base Date. The appraisal report on the book net worth (“Appraisal Report”) is an integral part of this Protocol and Justification, under the terms of Attachment I hereto, and the value specified in it will be submitted to the review and approval by the Companies’ stockholders, in accordance with the law.

2.3. **ITAÚ UNIBANCO HOLDING** will merge **ITAUCARD's** equity, valued at fifty-one million, eight hundred fifty-six thousand, two hundred seventy-three reais and twenty-seven centavos (R$ 51,856,273.27). Accordingly, after the Merger, **ITAÚ UNIBANCO HOLDING's** equity can be represented as follows:

Descriptions of accounts	Balance sheet as of December 31, 2025	Ammount merged from Itaucard	Cancellation of the investment	Balance sheet after the merger
Capital	136.909.898.070,00	50.000.000,00	(50.000.000,00)	136.909.898.070,00
Capital Reserve	2.873.374.501,30			2.873.374.501,30
Retained Earnings	57.106.300.244,20	1.856.273,27	(1.856.273,27)	57.106.300.244,20
Other Comprehensive Income	(897.140.697,93)			(897.140.697,93)
(Treasury Shares	(12.731.328,95)			(12.731.328,95)
Total do Patrimônio Líquido	**195.979.700.788,62**	**51.856.273,27**	**(51.856.273,27)**	**195.979.700.788,62**

2.4. Taking into account that **ITAUCARD** is a wholly-owned subsidiary of **ITAÚ UNIBANCO HOLDING**, the Merger will not imply any capital increase or the issue of new shares of **ITAÚ UNIBANCO HOLDING.**

2.5. The Merger will (i) be carried out through an Extraordinary General Meeting of **ITAUCARD,** in which at least the following must be approved: this Protocol and Justification and the Merger, the appointment and hiring of PWC as the appraisal firm, the Appraisal Report prepared by PwC, with its management members being authorized to perform the acts necessary to implement the Merger; (ii) be carried out through an Extraordinary General Stockholders' Meeting of **ITAÚ UNIBANCO HOLDING**, in which at least the following must be approved: this Protocol and Justification, the appointment and hiring of PwC as the appraisal firm, the Appraisal Report prepared by PwC and the Merger, with its management members being authorized to perform the acts necessary to implement the Transaction; and (iii) be subject to approval from the Central Bank of Brazil and shall become effective on the last day of the month in which said regulatory approval is obtained ("Effective Date").

2.6. After the Transaction, **ITAUCARD** will be dissolved, and all of its assets will be transferred to **ITAÚ UNIBANCO HOLDING**, which, in accordance with the law, will succeed **ITAUCARD** in the effective or contingent rights and obligations, on a universal basis and for all legal purposes.

2.7. Any equity changes between the Merger Base Date and the Effective Date will be recognized by **ITAUCARD** and transferred to **ITAÚ UNIBANCO HOLDING**.

3. CAPITAL AND EXCHANGE RATIO 3.1. After the Merger, ITAUCARD will be dissolved, and all common and preferred shares it has issued will be cancelled. In accordance with item 2.4 above and considering that ITAUCARD is a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING, the Merger will not result in an increase or the issue of new shares of ITAÚ UNIBANCO HOLDING. Therefore, after the Merger is finalized, ITAÚ UNIBANCO HOLDING’s capital stock will remain being one hundred thirty-six billion, nine hundred nine million, eight hundred ninety-eight thousand and seventy reais (R$ 136,909,898,070.00) represented by for eleven billion, twenty-six million, eight hundred sixty-nine thousand, one hundred ninety-two (11,026,869,192) book-entry shares with no par value, of which five billion, six hundred seventeen million, seven hundred forty-two thousand, nine hundred seventy-seven (5,617,742,977) common shares and five billion, four hundred nine million, one hundred twenty-six thousand, two hundred fifteen (5,409,126,215) preferred shares. 3.1.1. Taking into account that the Merger will not give rise to a capital increase and/or the issue of new shares by ITAÚ UNIBANCO HOLDING, there is no need to set out criteria for an exchange ratio. 4. AMENDMENTS TO THE BYLAWS 4.1. This Transaction will not result in a capital increase and/or an amendment ITAÚ UNIBANCO HOLDING’s Bylaws. 5. OTHER CONSIDERATIONS 5.1. Once the Merger is effective, all assets, rights, properties, obligation, contingencies, and responsibilities of ITAUCARD will automatically be transferred, at book net worth, to ITAÚ UNIBANCO HOLDING’s assets, which will succeed ITAUCARD on a universal basis, regardless of any other formalities beyond those provided for by law. The costs and expenses arising from the implementation of the Merger will be the responsibility of ITAÚ UNIBANCO HOLDING. 5.2. As ITAÚ UNIBANCO HOLDING is the only stockholder of ITAUCARD and has already stated a favorable position for the Transaction, no share reimbursement amount has to be determined nor will the provisions of Article 264 of Brazilian Corporate Law apply. Likewise, nor will Articles 137 and 256 of the Brazilian Corporate Law be applicable, since ITAUCARD is a wholly-owned subsidiary of ITAÚ UNIBANCO HOLDING. 5.3. Taking into account that the Merger involves ITAUCARD and ITAÚ UNIBANCO HOLDING, and both companies are authorized to operate by the Central Bank of Brazil, the Transaction will be submitted to approval from the latter, in accordance with applicable regulation. 5.4. The Companies have agreed to file and publish the Merger related acts, in accordance with applicable legislation, after the terms of the Transaction are approved by their proper bodies, under the terms of this Protocol and Justification, and after the review and approval from the Central Bank of Brazil. 5.5. This Protocol and Justification is entered into on an irrevocable and irreversible basis, binding the signatories hereto and their successors, and will be governed and construed in accordance with applicable legislation and rules. It is hereby appointed the venue of the judicial district of the City of São Paulo to settle any controversies arising from this Protocol and Justification IN WITNESS WHEREOF, the Parties hereby have executed this Protocol and Justification in four (4) copies of equal content, in the presence of the two (2) witnesses identified below. São Paulo (State of São Paulo), March 27, 2026. BANCO ITAUCARD S.A. ANDRÉ BALESTRIN CESTARE LINEU CARLOS FERRAZ DE ANDRADE Officer Officer ITAÚ UNIBANCO HOLDING S.A. ANDRÉ BALESTRIN CESTARE LINEU CARLOS FERRAZ DE ANDRADE Officer Officer Witnesses: 1._________________________________________ 2._____________________________________________ Name: DÁRIO BARGAS PASSOS Name: MARCOS LUIZ FERREIRA RG-SSP/SP 18.811.225 – CPF 080.496.398-35 RG-SSP/SP 25.575.317-2 - CPF 176.147.528-21

ATTACHMENT I TO THE PROTOCOL AND JUSTIFICATION OF THE MERGER OF BANCO ITAUCARD S.A. INTO ITAÚ UNIBANCO HOLDING S.A. APPRAISAL REPORT

Banco Itaucard S.A. Appraisal report of the book value of shareholders’ equity determined based on the accounting records as of December 31, 2025 Docusign Envelope ID: 859F7B52-0851-4C38-BA84-4C095177840E

www.pwc.com.br PricewaterhouseCoopers Auditores Independents Ltda. Avenida Brigadeiro Faria Lima, 3732, Building B32, 16th São Paulo, SP, Brazil, 04538-132 T: +55 (11) 4004-8000 1 2 3 Appraisal report of the book value of shareholders’ equity determined based on the accounting records To the Board of Directors and Shareholders Banco Itaucard S.A. Audit Firm Data PricewaterhouseCoopers Auditores Independents Ltda., a professional company established in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 3.732, 16th floor, parts 1 and 6, Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, São Paulo, CEP 04538-132, registered in the National Registry of Legal Entities of the Ministry of Finance under No. 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5, with its Articles of Association of incorporation registered at the 4th Registry of Deeds and Documents and Civil of Legal Entities of São Paulo - SP, on September 17, 1956, and subsequent amendments registered at the 2nd Registry of Deeds and Documents and Civil of Legal Entities of São Paulo - SP, the last of which is, dated October 1, 2025, registered at the same 2nd Registry of Deeds and Documents and Civil of Legal Entities of São Paulo – SP, electronically under No. 172.383, on October 1, 2025, represented by its undersigned partner, Ms. Tatiana Fernandes Kagohara Gueorguiev, Brazilian, married, accountant, bearer of Identity Card RG No. 27.816.481-X, registered with the CPF under No. 249.758.218-18 and with the Regional Accounting Council of the State of São Paulo under No. 1SP245281/O-6, resident and domiciled in the State of São Paulo with an office at the same address as the represented, appointed as an expert by the management of Banco Itaucard S.A. ("Bank") to proceed with the valuation of the shareholders' equity on December 31, 2025, summarized in Annex I, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, presents below the result of its work. Objective of the evaluation The valuation of the accounting shareholders' equity of Banco Itaucard S.A., in December 31, 2025, has as its objective to be part of the documentation of the corporate reorganization process of the Itaú Unibanco Holding S.A. Conglomerate, through the incorporation of Banco Itaucard S.A. by Itaú Unibanco Holding S.A., to be resolved on April 28, 2026, subject to approval by the Central Bank of Brazil. Management's responsibility for the accounting information The Bank's management is responsible for maintaining the accounting records and for the preparation of the accounting information in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, as well as for the relevant internal controls that it has determined as necessary to allow the preparation of such 2 of 6 Docusign Envelope ID: 859F7B52-0851-4C38-BA84-4C095177840E

Banco Itaucard S.A. 3 of 6 accounting information free of material misstatement, regardless of whether caused by fraud or error. The summary of the main accounting practices adopted by the Bank is described in Annex II of the appraisal report. Scope of the work and responsibility of the independent auditors 4 Our responsibility is to express a conclusion on the book value of the Bank's shareholders' equity as of December 31, 2025, based on the work conducted in accordance with Technical Communiqué 03/2014 (R1), issued by IBRACON - Institute of Independent Auditors of Brazil, which provides for the application of audit examination procedures in the balance sheet, and CTG 2002, issued by the Federal Accounting Council, which provides for the technical and professional standards to be observed by accountants for the issuance of appraisal reports. Thus, we examine the Bank's balance sheet in accordance with Brazilian and international auditing standards, which require the auditor to comply with ethical requirements and that the audit be planned and executed with the objective of obtaining reasonable assurance that the shareholders’ equity calculated for the preparation of our appraisal report is free of material misstatement. 5 An audit involves the execution of selected procedures to obtain evidence regarding the amounts accounted for. The selected procedures depend on the auditor's judgment, including the assessment of the risks of material misstatement in equity, regardless of whether caused by fraud or error. In this risk assessment, the auditor considers the internal controls relevant to the Elaboration of the Bank's balance sheet to plan the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Bank. An audit also includes the evaluation of the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by management. We believe that the audit evidence obtained is sufficient and appropriate to support our conclusion. Conclusion 6 Based on the work carried out, we conclude that the amount of R$ 51,856,273.27 (fifty-one million, eight hundred and fifty-six thousand, two hundred and seventy-three reais and twenty-seven cents), according to the balance sheet on December 31, 2025, recorded in the accounting books and summarized in Annex I, represents, in all material aspects, the book value of shareholders' equity of Banco Itaucard S.A., evaluated in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil. São Paulo, March 27, 2026 Tatiana Fernandes Kagohara Georgiev CRC Counter 1SP245281/O-6 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Docusign Envelope ID: 859F7B52-0851-4C38-BA84-4C095177840E

Annex I to the appraisal report of the book value of shareholders’ equity determined based on the accounting records issued on March 27, 2026 Banco Itaucard S.A. Summary balance sheet As at 31 December 2025 This Annex is an integral and inseparable part of the appraisal report of the book value of shareholders’ equity determined based on the accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independents Ltda., dated March 27, 2026. 4 of 6 Assets Real Circulating and non-circulating 55,374,271.94 Availability 148,154.61 Interbank liquidity investments 54,538,892.95 Applications in Interbank Deposits 54,538,892.95 Other assets 687,224.38 Total assets 55,374,271.94 Liabilities and Shareholders' Equity Circulating and non-circulating 3,517,998.67 Current and deferred tax liabilities 2,757,172.65 Current tax liabilities 2,757,172.65 Other liabilities 760,826.02 Shareholders’ equity 51,856,273.27 Share capital 50,000,000.00 Profit Reserves 1,856,273.27 Total liabilities and stockholders' equity 55,374,271.94 * Docusign Envelope ID: 859F7B52-0851-4C38-BA84-4C095177840E

Annex II to the appraisal report ofthe book value of shareholders’ equity determined based on the accounting records Issued on March 27, 2026 Banco Itaucard S.A. Explanatory notes from the administration to the Summary balance sheet, in Brazilian reais As at December 31, 2025 This Annex is an integral and inseparable part of the appraisal report of the book value of shareholders’ equity determined based on the accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independentes Ltda., dated March 27, 2026. 5 of 6 1 General Information Banco Itaucard S.A. ("Bank") has as its object the banking activity, including foreign exchange operations, in the modalities authorized for multiple banks, with commercial, investment, real estate credit, leasing and credit, financing and investment portfolios. The Bank's operations are conducted in the context of a group of institutions that operate in an integrated manner in the financial market, led by Itaú Unibanco Holding S.A. The benefits of the services provided between these institutions and the corresponding costs are absorbed according to the practicability and reasonableness of being attributed to them. 2 Basis for preparing the summary balance sheet and summary of the main accounting policies The summary balance sheet as of December 31, 2025, was prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, and is intended to be part of the documentation of the corporate reorganization process of the Itaú Unibanco Holding S.A. Conglomerate. This corporate reorganization consists of the merger of the accounting shareholders' equity of Banco Itaucard S.A. by Itaú Unibanco Holding S.A., to be resolved on April 28, 2026, and to be effective after approval by the Central Bank of Brazil. The Bank's accounting information was prepared in accordance with the Brazilian Corporation Law, including the amendments introduced by Law No. 11,638, of 12/28/2007, and Law No. 11,941, of 05/27/2009, in consonance, when applicable, with the regulations of the Central Bank of Brazil (BACEN) and the National Monetary Council (CMN). The main accounting policies applied in the preparation of the summary balance sheet are presented below. (a) Cash and Cash equivalent Cash and cash equivalents are defined as checking accounts in banks and financial investments, which are readily convertible into cash, i.e., have an original term equal to or less than 90 days, and are subject to a negligible risk of change in value, considered in the Summary Balance Sheet, when applicable, under the headings Cash and Cash, Investments in Interbank Deposits and Investments in the Open Market (Bench Position). (b) Financial Assets and Liabilities i. Classification of financial instruments Financial instruments are classified and subsequently measured in the following categories: Docusign Envelope ID: 859F7B52-0851-4C38-BA84-4C095177840E

Annex II to the appraisal report of the book value of shareholders’ equity determined based on the accounting records Issued on March 27, 2026 Banco Itaucard S.A. Explanatory notes from the administration to the Summary balance sheet, in Brazilian reais As at December 31, 2025 This Annex is an integral and inseparable part of the appraisal report of the book value of shareholders’ equity determined based on the accounting records of Banco Itaucard S.A., issued by PricewaterhouseCoopers Auditores Independents Ltda., dated March 27, 2026. 6 of 6 • Amortized Cost (AC): used when financial assets are managed to obtain contractual cash flows, consisting only of principal and interest payments, mainly Investments and Funding. (c) Income Tax and Social Contribution The provision for Income Tax and Social Contribution is composed of current taxes, which are recovered or paid in the applicable period, and deferred, represented by deferred tax assets and liabilities, arising from differences between the accounting and tax calculation bases of assets and liabilities, at the end of each period. * * * Docusign Envelope ID: 859F7B52-0851-4C38-BA84-4C095177840E

docusign

Certificate Of Completion

Envelope Id: 859F7B52-0851-4C38-BA84-4C095177840E
Status: Completed
Subject: Complete with Docusign: ITAUCARDING25LAUDO.DEZ_VF.pdf
LoS / Área: Assurance (Audit, CMAAS)
Tipo de Documento: Relatórios ou Deliverables
Source Envelope:

Document Pages: 6	Signatures: 1	Envelope Originator:
Certificate Pages: 2	Initials: 0	Joao Baptista
AutoNav: Enabled		Avenida Brigadeiro Faria Lima, 3732, 16º e 17º andares, Edifício Adalmiro Dellape Baptista B32, Itai
EnvelopeId Stamping: Enabled		São Paulo, São Paulo 04538-132
Time Zone: (UTC-03:00) Brasilia		joao.baptista@pwc.com
		IP Address: 34.100.9.85

Record Tracking

Status: Original 26 March 2026 | 20:21	Holder: Joao Baptista joao.baptista@pwc.com	Location: DocuSign
Status: Original 27 March 2026 | 08:51	Holder: CEDOC Brasil BR_Sao-Paulo-Arquivo-Atendimento-Team@pwc.com	Location: DocuSign

Signer Events | Signature | Timestamp

Signer Events	Signature	Timestamp
Tatiana Fernandes ID: 249.758.218-18 tatiana.fernandes@pwc.com Sócia PricewaterhouseCoopers Auditores Independentes Security Level: Email, Account Authentication (None), Digital Certificate	DocuSigned by: Tatiana Fernandes 959DEA12458D406... Signature Adoption: Pre-selected Style Using IP Address: 200.182.197.164	Sent: 27 March 2026 | 00:30 Resent: 27 March 2026 | 07:18 Viewed: 27 March 2026 | 08:51 Signed: 27 March 2026 | 08:51

Signature Provider Details:
Signature Type: ICP-Brasil
Issuer: AC SyngularID Multipla
Signer CPF: 24975821818
Subject: CN=Tatiana Fernandes Kagohara Gueorguiev:24975821818

Certificate policy:
[1]Certificate Policy:
Policy Identifier=2.16.76.1.2.1.133
[1,1]Policy Qualifier Info:
Policy Qualifier Id=CPS
Qualifier:
http://syngularid.com.br/repositorio/ac-syngularid-multipla/dpc/dpc-ac-syngularID-multipla.pdf

Electronic Record and Signature Disclosure:
Not Offered via Docusign

In Person Signer Events	Signature	Timestamp

Editor Delivery Events	Status	Timestamp

Agent Delivery Events	Status	Timestamp

Intermediary Delivery Events	Status	Timestamp

Certified Delivery Events	Status	Timestamp

Carbon Copy Events	Status	Timestamp
Joao Baptista joao.baptista@pwc.com Security Level: Email, Account Authentication (None)	COPIED	Sent: 27 March 2026 | 08:51 Viewed: 27 March 2026 | 08:51 Signed: 27 March 2026 | 08:51

Carbon Copy Events	Status	Timestamp

Electronic Record and Signature Disclosure:
Not Offered via Docusign

Witness Events	Signature	Timestamp

Notary Events	Signature	Timestamp

Envelope Summary Events	Status	Timestamps
Envelope Sent	Hashed/Encrypted	27 March 2026 | 00:30
Certified Delivered	Security Checked	27 March 2026 | 08:51
Signing Complete	Security Checked	27 March 2026 | 08:51
Completed	Security Checked	27 March 2026 | 08:51

Payment Events	Status	Timestamps

Extraordinary General Stockholders’ Meeng Final Summarized Voting Map According to CVM Resolution No. 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final summarized voting map related to the consolidation of remote voting instructions and of the votes casted at the Extraordinary General Stockholders’ Meeting (“Meeting”), held exclusively online, on April 28, 2026, at 11:10 a.m, as presented below. São Paulo - SP, April 28, 2026. Gustavo Lopes Rodrigues Investor Relations Officer

Final Summarized Voting Map

Item	Description	Voting	Number of shares	% over total voting
1	Resolve upon the "Protocol and Justification" which establishes the terms and conditions for the merger of Banco Itaucard S.A. into the Company, with the base date of December 31, 2025:	Approve	5,184,044,233	100.00%
		Reject	2,156	0.00%
		Abstain	125,025	0.00%
2	Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the specialized firm responsible for preparing the Appraisal Report on the book net worth of Banco Itaucard S.A. to be merged into the Company:	Approve	5,184,042,488	100.00%
		Reject	3,102	0.00%
		Abstain	125,824	0.00%
3	Resolve upon the Appraisal Report, based on the balance sheet of Banco Itaucard S.A. as of December 31, 2025:	Approve	5,184,041,930	100.00%
		Reject	10,196	0.00%
		Abstain	119,288	0.00%
4	Resolve upon the merger of Banco Itaucard S.A. into the Company, with no increase in the Companys capital stock, in accordance with the Protocol and Justification:	Approve	5,184,043,513	100.00%
		Reject	10,207	0.00%
		Abstain	117,694	0.00%
5	Authorize the Companys management members, as provided for in its Bylaws, to perform all acts and sign all documents required for the implementation and formalization of the approved resolutions:	Approve	5,184,042,312	100.00%
		Reject	10,072	0.00%
		Abstain	119,030	0.00%
6	Amend the wording of Article 3, caput, of the Bylaws, to reflect the new composition of the subscribed and paid-in capital, as resolved by the Board of Directors on November 27, 2025 and December 18, 2025 regarding the cancellation of shares and capital increase within the limit of the authorized capital:	Approve	5,184,050,399	100.00%
		Reject	10,346	0.00%
		Abstain	110,669	0.00%
7	Amend the wording of item 9.1 of Article 9 of the Bylaws to modify the maximum number of members of the Board of Officers, so that it is now composed of five (5) to sixty (60) members:	Approve	5,184,036,820	100.00%
		Reject	14,118	0.00%
		Abstain	120,476	0.00%
8	Consolidate the Bylaws to reflect the amendments mentioned in the preceding items:	Approve	5,184,050,618	100.00%
		Reject	1,349	0.00%
		Abstain	119,447	0.00%

Extraordinary General Stockholders’ Meeng Final Detailed Voting Map According to CVM Resolution No. 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the final detailed voting map related to the consolidation of remote voting instructions and of the votes casted at the Extraordinary General Stockholders’ Meeting (“Meeting”), held exclusively online, on April 28, 2026, at 11:10 a.m, for each item of the matters submitted for resolution at the Meeting, as presented below. São Paulo - SP, April 28, 2026. Gustavo Lopes Rodrigues Investor Relations Officer

Final Detailed Voting Map of the Extraordinary General Stockholders' Meeting held on April 28, 2026

CPF/CNPJ	Balance of Common Shares	Deliberations							
		1	2	3	4	5	6	7	8
61.544***	10,042,773	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.075***	98,524	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
17.239***	708,335	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
63.614***	41,740	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.557***	611,577	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
121.14***	157	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
314.94***	2	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
348.86***	679	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
040.28***	247	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
171.30***	41	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.
090.64***	5	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
899.00***	1,133	Ap.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
028.43***	15	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
435.42***	1	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Abs.
175.60***	33	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
077.38***	344	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
371.09***	170	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
622.36***	15	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.
53.780***	29,712	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
011.36***	14	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
091.23***	396	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
451.88***	2	Ap.	Abs.	Ap.	Ap.	Rej.	Abs.	Rej.	Ap.
038.54***	68	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
281.96***	849	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
768.78***	721	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
680.77***	1,257	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Abs.	Abs.
37.806***	2,214	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
064.80***	1,996	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
22.292***	78,692	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.628***	18,128	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
58.392***	26,059	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
56.029***	7,416	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
52.150***	37,286	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
42.592***	71,173	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
49.962***	43,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.642***	278,944	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.922***	126,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.244***	133,000	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
27.386***	214,703	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.824***	38,625	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
52.950***	56,753	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.922***	32,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.890***	10,310	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.922***	516,306	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.484***	1,074,576	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
40.922***	137,406	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.332***	305,598	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
24.528***	20,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
27.165***	33,310	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
14.693***	358,707	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
51.396***	59,266	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
64.075***	279,539	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
35.595***	57,412	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
926.43***	206	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.106***	7,591	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
10.418***	38,940	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
52.203***	1,970	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.973***	15,642	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.052***	6,854	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.516***	22,401	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.345***	45,100	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
33.541***	60,842	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
024.49***	249	Abs.	Rej.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
298.18***	13	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
524.43***	6	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
97.539***	19,527	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
97.539***	601,014	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.479***	963,393	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.

08.840***	1,379,234	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
774.97***	39	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
196.95***	226	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.140***	64,894	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.286***	139,359	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.418***	230,565	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
399.40***	113	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Rej.	Ap.
144.72***	300	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
42.868***	39,247	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
26.784***	1,571	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
003.38***	113	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.	Rej.
047.15***	23	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
22.954***	74,310	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
12.120***	43,527	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
076.93***	5	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
025.39***	13	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
062.86***	13	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
035.69***	3,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
310.93***	47	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.
055.20***	3	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
30.254***	4,425	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
324.99***	169	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.506***	33,887	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
022.28***	2,152	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
064.70***	1,500	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.	Ap.	Ap.
102.22***	39	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
088.98***	10	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
373.63***	100	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
757.67***	906	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
463.90***	20	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
002.25***	271	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
229.93***	51	Abs.	Rej.	Abs.	Abs.	Ap.	Abs.	Abs.	Abs.
366.52***	35	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.
50.221***	41,241	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
832.03***	268	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
386.68***	79	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
379.33***	557	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
306.25***	8	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
050.90***	100	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
351.31***	39	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
186.82***	750	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
034.85***	20	Abs.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.	Rej.
539.00***	203	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
656.21***	60	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
341.12***	8,458	Abs.	Abs.	Abs.	Abs.	Abs.	Ap.	Abs.	Ap.
28.979***	1,312	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
28.394***	141,731	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
28.990***	580,800	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.577***	67,469	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
392.50***	279	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
20.813***	196,485	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
050.38***	1	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
402.29***	154	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
54.711***	224,770	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
34.825***	5,618	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
48.820***	8,475	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
395.23***	54	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.
258.80***	1,923	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
671.12***	143	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.
023.95***	1,130	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
356.24***	129	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.106***	86,520	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.390***	27,767	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.222***	1,079,827	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
43.533***	89,058	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
44.700***	42,877	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
613.02***	11	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
785.11***	22	Ap.	Ap.	Ap.	Abs.	Ap.	Abs.	Ap.	Ap.
068.41***	33	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
112.02***	11	Ap.	Ap.	Ap.	Rej.	Ap.	Abs.	Rej.	Abs.
243.99***	300	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
48.778***	26,955	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
46.629***	1,162,870	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.604***	30,918	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
15.585***	24,224	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
45.528***	107,079	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
14.809***	2,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
14.494***	7,531	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
087.01***	1	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.

015.21***	72	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
191.19***	5,000	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
345.26***	8	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
006.83***	3,965	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
266.63***	113	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
107.69***	43	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
921.48***	100	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.	Rej.	Ap.
017.12***	116	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
849.66***	60	Ap.	Ap.	Ap.	Abs.	Ap.	Ap.	Abs.	Ap.
493.05***	164	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
454.43***	32	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.
013.43***	400	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
013.23***	148	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
048.83***	8	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
220.80***	113	Abs.	Abs.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.
012.65***	1,032	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
074.63***	20	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
39.930***	310,019	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
991.69***	2,111	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
547.14***	1,133	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
072.26***	25	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
864.95***	412	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Abs.	Abs.
934.52***	11	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
950.24***	172	Abs.	Abs.	Abs.	Abs.	Ap.	Ap.	Rej.	Ap.
947.71***	35	Ap.	Ap.	Abs.	Abs.	Ap.	Ap.	Abs.	Abs.
811.20***	25	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.881***	42,812	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
29.264***	3,400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
44.602***	33,810	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
12.094***	196,524	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
20.849***	19,471	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.470***	82,369	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.479***	1,429,044	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
26.160***	17,448	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
124.36***	16	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
459.04***	22	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
165.16***	40	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Abs.	Ap.
015.21***	58	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
38.949***	6,206	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
034.45***	103	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	37,671	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
116.80***	246	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
513.70***	113	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
785.24***	24	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
981.74***	2	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
390.30***	15	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
33.580***	31,824	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
098.45***	226	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
204.62***	793	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.
44.216***	65,900	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.579***	48,832	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
832.51***	375	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Abs.	Ap.
05.839***	1,226,699	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
076.64***	411	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.479***	97,850	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
210.50***	339	Ap.	Ap.	Ap.	Abs.	Abs.	Ap.	Abs.	Ap.
042.18***	103	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
236.55***	2	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
044.10***	72	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Abs.
235.63***	3,701	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
358.05***	13	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Ap.	Abs.
457.01***	901	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
018.90***	16	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Rej.	Rej.
49.058***	8,770	Abs.	Abs.	Rej.	Rej.	Rej.	Rej.	Rej.	Abs.
45.226***	224,656	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
042.14***	328	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	73,191	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
041.74***	11	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
090.06***	4	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.
054.35***	443	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
059.61***	55	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
43.533***	12,826	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
058.91***	226	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
411.85***	3	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
553.61***	2,223	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
241.38***	660	Ap.	Rej.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
599.62***	20	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
279.95***	740	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
996.44***	381	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.

22.631***	24,586	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
644.08***	1,133	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
123.32***	400	Ap.	Rej.	Abs.	Ap.	Ap.	Ap.	Rej.	Ap.
270.70***	18	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
246.47***	62,700	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
741.45***	400	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
073.97***	80	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
326.98***	110	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
055.54***	1,710	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
131.35***	76	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
047.34***	228	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
806.63***	85	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
031.22***	226	Rej.	Rej.	Rej.	Rej.	Abs.	Rej.	Rej.	Abs.
06.943***	261,929	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.100***	647,015	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
18.407***	810,080	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.294***	146,160	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
48.429***	6,818	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
17.718***	93,320	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.771***	56,948	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
434.42***	1,359	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Rej.	Ap.
575.38***	1,648	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
507.43***	206	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
763.37***	240	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
007.13***	1	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
19.244***	3,223	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.987***	228,752	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
18.830***	4,645	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
08.988***	135,200	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.989***	144,858	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
51.482***	45,164	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
53.574***	443,752	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
05.839***	8,743	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
59.193***	8,466	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
11.311***	279,238	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.572***	51,863	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
97.540***	21,700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
46.964***	102,495	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
26.160***	9,857	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.237***	12,600	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
340.23***	6	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
355.75***	113	Ap.	Ap.	Abs.	Ap.	Ap.	Ap.	Ap.	Ap.
359.30***	5	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
325.10***	103	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
07.247***	42,619	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.988***	15,729	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
29.322***	7,129,688	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.240***	109,015	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
32.329***	631,990	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
35.693***	3,767,079	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
47.705***	5,707	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.199***	6,068	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
14.541***	641,917	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
23.794***	477,904	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
64.322***	700	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
37.113***	65,438	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
26.311***	41,581	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
97.540***	7,296,219	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
09.559***	461,211	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
592.81***	463	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
327.20***	566	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
007.48***	147	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
589.91***	1,019	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
073.72***	1	Ap.	Abs.	Ap.	Ap.	Abs.	Abs.	Abs.	Abs.
069.85***	4,227	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
912.32***	308	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
06.046***	308,176	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
40.079***	143,340	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
351.50***	51	Rej.	Abs.	Ap.	Abs.	Ap.	Abs.	Rej.	Abs.
144.02***	970	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
168.81***	1,133	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.	Rej.
510.02***	2,781	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
62.694***	21,527	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
19.530***	2,142	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
31.591***	2,899	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
59.573***	13,897,801	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
52.041***	9,661,730	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.532***	2,202,446,151	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
04.676***	2,905,107,629	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.

09.225***	34,329	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.	Abs.
39.332***	747,712	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
39.332***	52,844	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
61.596***	2,669	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
21.224***	63,081	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
380.99***	1,472	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.
41.594***	23,793	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.	Ap.

Deliberations:

Extraordinary agenda

1) Resolve upon the "Protocol and Justification" which establishes the terms and conditions for the merger of Banco Itaucard S.A. into the Company, with the base date of December 31, 2025;

2) Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the specialized firm responsible for preparing the Appraisal Report on the book net worth of Banco Itaucard S.A. to be merged into the Company;

3) Resolve upon the Appraisal Report, based on the balance sheet of Banco Itaucard S.A. as of December 31, 2025;

4) Resolve upon the merger of Banco Itaucard S.A. into the Company, with no increase in the Companys capital stock, in accordance with the Protocol and Justification;

5) Authorize the Companys management members, as provided for in its Bylaws, to perform all acts and sign all documents required for the implementation and formalization of the approved resolutions;

6) Amend the wording of Article 3, caput, of the Bylaws, to reflect the new composition of the subscribed and paid-in capital, as resolved by the Board of Directors on November 27, 2025 and December 18, 2025 regarding the cancellation of shares and capital increase within the limit of the authorized capital;

7) Amend the wording of item 9.1 of Article 9 of the Bylaws to modify the maximum number of members of the Board of Officers, so that it is now composed of five (5) to sixty (60) members;

8) Consolidate the Bylaws to reflect the amendments mentioned in the preceding items.

Subtitle:

Ap. = Approved   Rej. = Rejected   Abs. = Abstain